UBS Equity Investor

ISSUER FREE WRITING PROSPECTUS

investment guide

Filed Pursuant to Rule 433 Registration Statement No. 333-200212 Dated November 18, 2014

Airbag

Yield Optimizatio

UBS

Contents

03	Overview
04	How the notes work
08	An example investment
13	Key investment risks
15	Where to find additional information
16	Glossary
2	| Airbag Yield Optimization Notes

Overview

UBS Equity Investor is a proprietary trading system that makes it possible for you and your financial advisor to design and trade customized structured investments on a same-day basis.

Airbag Yield Optimization Notes (referred to as the notes) are one of the investments that can be built for you using UBS Equity Investor. These notes are debt securities issued by UBS AG that are designed to provide enhanced income for investors willing to accept the downside market risk of individual stocks (including American depositary shares) or exchange-traded funds (ETFs), subject to an airbag feature.

Airbag Yield Optimization Notes are not a substitute for traditional fixed income investments.

Because an investment in an Airbag Yield Optimization Note involves a significant risk of loss, it is important that you familiarize yourself with the features and risks of these investments before you invest. In this guide, you will learn about how these notes work and understand some of the terminology related to these notes. You can also walk through a hypothetical example of an investment in a note and read a summary of key investment risks.

This investment guide is just the first step in learning about Airbag Yield Optimization Notes. At the end of the guide, you will find links to the prospectus supplement (including a sample final terms supplement), product supplement and base prospectus (collectively the base offering documents) for the notes, which you should read and understand prior to investing in any notes. You will also find instructions on how you can find additional information about the issuer of the notes, UBS AG.

When you are ready to proceed with your first investment or if you have any questions about these or other opportunities, please contact your UBS financial advisor.

Airbag Yield Optimization Notes | 3

How the notes work

What are Airbag Yield Optimization Notes?

Airbag Yield Optimization Notes are unsubordinated, unsecured debt instruments issued by UBS AG (UBS). Like a traditional UBS debt instrument, any payment on a note is subject to the creditworthiness of UBS. However, unlike a traditional debt instrument, UBS is not necessarily obligated to repay the full principal amount of a note at maturity. Whether or not UBS repays the full principal amount of a note at maturity depends on the performance of the stock or ETF to which the note is linked (which is referred to as the underlying asset).

Airbag Yield Optimization Notes can have similar downside market risk as the underlying asset. Therefore, if you purchase an Airbag Yield Optimization Note, you are accepting the risk that you may not receive your full principal amount back at maturity. For accepting this risk of loss, UBS will make periodic interest payments on your note that are higher than what UBS would pay on a traditional debt instrument with the same maturity. So, as a rule of thumb, the higher the interest rate is on a note, the greater the risk of loss will be on the note. Due to this risk of loss, Airbag Yield Optimization Notes are not meant to be substitutes for traditional fixed income investments.

How much interest will I receive on the notes?

Before you agree to purchase an Airbag Yield Optimization Note, you will receive a preliminary terms supplement that summarizes the terms of the note, including the indicative interest rate on the note (which is referred to as the coupon rate). The coupon rate for each note will vary depending on a number of factors (including those set forth in the table below).

UBS will pay you a periodic coupon regardless of how the underlying asset performs. However, it is important to keep in mind that, although Airbag Yield Optimization Notes pay a fixed, periodic coupon, they carry a significant risk of loss. Therefore, they are not meant to be used as substitutes for traditional fixed income investments.

What will UBS pay at maturity of the notes?

At maturity, UBS’ payment to you will depend on the performance of the underlying asset relative to a predetermined conversion price. The conversion price for your notes is set on the trade date at a price below the initial price of the underlying asset—typically 60% to 95% of the initial price. The conversion price for each note will vary depending on a number of factors (including those set forth in the table below). Generally, a higher conversion price corresponds to a higher coupon rate, but also results in a greater risk of loss.

On the final valuation date for your note (typically three business days before the maturity date), UBS will observe the closing price of the underlying asset (which is referred to as the final price) relative to the conversion price. If the final price is equal to or greater than the conversion price, UBS will repay you the full principal amount of your note at maturity. You will not participate in any increase in the price of the underlying asset.

Relationship between the conversion price, coupon rate and selected factors

Factors that influence the conversion price and coupon rate of your note

Conversion Coupon Implied volatility of Dividend rate of Market interest UBS price rate underlying asset underlying asset rates creditworthiness

Conversion price n/a

Coupon rate n/a

This table is based on generalizations for ease of conceptual understanding. For the respective term or factor in each column, the arrow indicates the general relationship to the conversion price or coupon rate, as applicable. An up-arrow indicates a generally positive relationship. A down-arrow indicates a generally negative relationship. E.g., a higher implied volatility for the underlying asset generally results in a lower conversion price or a higher coupon rate for your note. The relationship between the conversion price, coupon rate and the selected factors may vary in individual cases based on complex and interrelated political, economic, financial and other factors.

4	| Airbag Yield Optimization Notes

Understanding the relationship between the underlying asset price and the payment at maturity

Trade date The conversion price is set below the initial price The initial price is determined.

Underlying asset price Conversion price Initial price

Final valuation date If the final price < conversion price, at maturity UBS delivers a If the final price conversion price, UBS repays number of shares equal to the principal amount per note the full principal amount per note at maturity.

divided by the conversion price (plus cash for fractional shares)

which will likely be worth less than the principal amount per note.

Table assumes the selection of the physical delivery option at maturity. Please refer to the below discussion for details regarding the cash settlement option.

If the final price of the underlying asset is less than the conversion price, rather than repaying your principal amount in cash, UBS will deliver to you a number of shares of the underlying asset per note. The number of shares that will be delivered to you per note (the share delivery amount) will be equal to the principal amount per note divided by the conversion price. In lieu of delivering any fractional shares of the underlying asset, UBS will pay you cash in an amount equal to that fraction multiplied by the closing price of the underlying asset on the final valuation date.

If you receive shares at maturity, the shares may be worth more or less than they were worth on the final valuation date and are likely to be worth less, and may be worth substantially less than the principal amount per note. The actual gain or loss on your investment in the note will depend on the value of the shares whenever you sell them. If the shares are worthless, you will lose your entire investment.

Because Airbag Yield Optimization Notes are unsubordinated, unsecured debt obligations of UBS, all payments on the notes are subject to the creditworthiness of UBS. If UBS is unable to pay its obligations as they come due, you could lose some or all of your initial investment in the notes.

What underlying assets are available for the notes?

There are over 200 stocks and ETFs available for you to select as an underlying asset for your note. The preliminary terms supplement you receive will include a brief description of the underlying asset selected, along with instructions on how to find additional information about the underlying asset.

How much do the notes cost?

The issue price and principal amount of each Airbag Yield Optimization Note is $1,000. The issue price includes all fees payable on the note, as discussed below.

What are the fees associated with the notes?

The fees associated with the notes include a sales concession paid to UBS Financial Services Inc., which pays your financial advisor, as well as the potential cost and profit to UBS for issuing and hedging its obligations under the notes. These fees are embedded in the issue price that you pay for the notes and are reflected in the terms of the note. Once the terms of the note are set, these fees do not reduce the coupon payments you are entitled to receive or the payment at maturity of the notes, but they may affect the price of the notes prior to maturity.

What if I want to sell the notes before maturity?

The notes will not be listed on any exchange. Although the notes are designed to be held to maturity, you may be able to sell your notes back to UBS prior to maturity. The price that you receive for your note may be more or less than the principal amount of your note and may be less than the principal amount even if the underlying asset price is equal to or greater than the conversion price. Please keep in mind that UBS is not obligated to make a market for your notes and you may not be able to sell your notes prior to maturity. Therefore, you should be prepared to hold your notes to maturity.

Can I elect to receive cash instead of shares at maturity?

Before you purchase your notes, you can ask your financial advisor to structure them so that if the final price of the underlying asset is below the conversion price, instead of delivering shares, UBS will pay you at maturity an amount

Airbag Yield Optimization Notes | 5

in cash per note equal to the final price of one share of the underlying asset. In this event, you would incur a loss on your investment on the maturity date based on the value of the underlying asset on the final valuation date and would not receive the benefit of any appreciation in the price of the underlying asset after the final valuation date. Even if you do not elect cash settlement at maturity, UBS will pay you cash in lieu of any fractional shares at maturity.

What happens if there is a stock split or a merger?

For stock splits, mergers or other corporate actions relating to the underlying asset, the calculation agent for the notes will generally make an adjustment to the conversion price, final price, what you may receive at maturity and/or the underlying asset. The type of adjustment will depend on the type of corporate action that has occurred and, in some cases, no adjustment may be made. The base offering documents for the notes describe some of the corporate actions that may occur and some of the adjustments that may occur. The purpose of any adjustment by the calculation agent is generally to offset any change in the economic position of the investors and UBS from the corporate action. If a corporate action occurs and the calculation agent does not make any adjustment, the market value of your notes and the payment at maturity may be negatively affected. Because the calculation agent for the notes is an affiliate of UBS, the calculation agent may have a conflict of interest in determining whether and how to make any adjustments.

What are the expected tax consequences of investing in the notes?

The base offering documents for the notes will contain tax disclosure describing the expected U.S. federal income tax consequences of investing in the notes. The tax consequences are complex and uncertain. As a reminder, UBS and its employees do not provide tax advice. You should consult with your tax advisor prior to investing in any notes.

As described in the base offering documents, UBS expects to treat the notes for tax purposes as a combination of a debt instrument and a put option on the underlying asset. Under this treatment, UBS will report a portion of the coupons it pays to you as interest on the debt component, taxable in the year you receive it, and treat the remainder of the coupon as put option premium, which is deferred for tax purposes. At maturity, if UBS repays the principal amount in cash, you will have to recognize the deferred put option premium as short-term capital gain at that time. If, instead, UBS delivers shares of the underlying asset at maturity, your holding period with respect to the shares will start at that time and your tax basis in the shares will be equal to the price you paid for the notes minus the deferred put option premium. If you have elected to receive cash instead of shares at maturity, at the time you receive the cash payment, you will recognize the deferred put option premium as short-term capital gain and recognize a capital loss (short-term or long-term depending on your holding period for the notes) equal to the difference between the cash you received and your purchase price for the notes.

The Internal Revenue Service could assert a different tax treatment for the notes, which could require you and UBS to treat the notes differently than described in the base offering documents.

6	| Airbag Yield Optimization Notes

Investment summary

Enhanced income

UBS will pay you a fixed periodic coupon at a rate that is greater than you could receive on a traditional UBS debt instrument. However, the greater the coupon rate is, the greater your risk of loss at maturity will generally be. In addition, you will not participate in any appreciation in the price of the underlying asset during the term of the notes.

Downside market risk

If the final price of the underlying asset is less than the conversion price, UBS will not repay the full principal amount of your notes at maturity. In that case, UBS will deliver to you shares of the underlying asset (or cash) that are likely to be worth less, and may be worth substantially less, than your principal amount.

Additional considerations

You will be subject to the creditworthiness of UBS for all payments under the notes. There may be limited or no liquidity for the notes. The tax consequences of investing in the notes are complex and uncertain. Please see the risk section of this investment guide and the base offering documents for additional important considerations.

Airbag Yield Optimization Notes | 7

An example investment

In this section of the investment guide, we provide an example of a hypothetical investment in the Airbag Yield Optimization Notes. This example is for illustrative purposes only. The actual terms and conditions for any note you purchase will be included in the preliminary terms supplement that you will receive prior to investing in the notes.

1) Select an underlying asset

You and your financial advisor can select an underlying asset for your note from a list of over 200 stocks and ETFs. Many investors use different strategies in determining which underlying asset to select (see the table below for a discussion of some of these strategies).

For purposes of this example investment, we will use a fictional underlying asset for your note: XYZ common stock.

2) Select a maturity for your note

Consider how long you want to hold your investment. The maturity of your note can be any length of time from three months to two years. Remember that you should be prepared to hold your note to maturity.

For purposes of this example investment, we will use a maturity of six months.

3) Select whether you want to receive cash or physical settlement at maturity

If you select physical settlement and the final price of the underlying asset is below the conversion price, at maturity UBS will deliver to you shares of the underlying asset.

If you select cash settlement and the final price of the underlying asset is below the conversion price, at maturity UBS will pay you a cash amount which will be less than the principal amount of your original investment.

Regardless of whether you select cash or physical settlement at maturity, if the final price of the underlying asset is equal to or greater than the conversion price, UBS will repay the full principal amount of the note in cash at maturity.

Sample strategies for selecting an underlying asset

Investment goal Underlying asset selection Considerations

Outperform the Range-bound or “neutral” rated stocks and ETFs There is no guarantee that the stock or ETF will not underlying asset(i.e., stocks and ETFs you expect will not appreciate appreciate by more than the coupons paid, resulting in by more than the coupons paid on your note) underperformance

Earn enhanced income Bullish or “buy” rated stocks and ETFs (i.e., stocks There is no guarantee that the stock or ETF will not while reducing the risk and ETFs you believe are undervalued or that you close less than the conversion price on the final of loss expect will appreciate significantly) valuation date, resulting in a loss on your investment

There is no assurance that the indicated investment goal will be achieved. Investors may lose all or a substantial portion of their investment in the notes. Investors will not participate in any appreciation of the underlying asset during the term of the notes, except in very limited circumstances, and the notes may underperform a direct investment in the underlying asset.

8	| Airbag Yield Optimization Notes

For purposes of this example investment, we will assume that you selected physical settlement.

4) Select the conversion price or the coupon rate for your note

You need to select either the conversion price or the coupon rate for your note. The conversion price can be set anywhere from 60% to 95% of the initial price of the underlying asset. The coupon rate for the note has no preset limits but coupon rates between 5% and 15% per annum are common.

Your financial advisor will use UBS Equity Investor to solve for the final parameter of your note. If you selected the coupon rate, your financial advisor will solve for the indicative conversion price. If you selected the conversion price, your financial advisor will solve for the indicative coupon rate.

For purposes of this example investment, we will assume that you selected a conversion price equal to 80% of the initial price of the underlying asset. We will also assume that your financial advisor solved for an indicative coupon rate range of between 9.00% and 10.00% per annum (or between 4.50% to 5.00% total for six months).

5) Agree on indicative terms and review the preliminary terms supplement

If you are satisfied with the parameters for your note, your financial advisor will e-mail you a preliminary terms supplement summarizing the key terms, conditions and risks for your note. This document will supplement the base offering documents found toward the end of this guide. In the preliminary terms supplement, either the coupon rate or the conversion price will be represented by an indicative range (depending on which parameter your financial advisor solved for).

For purposes of this example investment, we will assume that the preliminary terms supplement shows a range on the coupon rate of between 9.00% and 10.00% per annum (or between 4.50% to 5.00% total for six months).

If you want to receive the top end of the coupon rate range or bottom of the trigger price range your financial advisor solved for, you must confirm your order within 20 minutes of when your financial advisor generated the indicative terms. Otherwise, the final parameter will be set within the indicated range after you confirm your order with your financial advisor based on market conditions at that time.

For purposes of this example investment, we will assume that you do not confirm your order within 20 minutes of when your financial advisor generated the indicative terms and that the coupon rate will be set within the indicated range after you confirm your order.

6) Confirm your order with your financial advisor

The deadline for your financial advisor to generate terms and send you the preliminary terms supplement is 2pm, Eastern time. The deadline to place an order is 3pm, Eastern time, on the same day you receive the preliminary terms supplement for your note. This day will become the trade date for your note. Because you have a limited amount of time to review the preliminary terms supplement and accept the terms of your note, you should carefully review the base offering documents and be comfortable with the features and risks of Airbag Yield Optimization Notes prior to considering your first transaction.

The minimum issue size for creating a note is $100,000, while the maximum issue size is $4 million. When deciding how much to invest in any individual note, consider your market exposure to the underlying asset and your overall credit exposure to UBS. Generally, you should not invest more in a note than you would be willing to invest directly in the underlying asset. You should also consider your credit exposure to UBS across your entire portfolio and whether an investment in the notes might cause you to be overly concentrated in UBS credit risk.

For purposes of this example investment, we will assume that you confirm an order with your financial advisor to invest $100,000 in the note.

7) The final terms for your note are set

The initial price of the underlying asset will be set equal to the closing price of the underlying asset on the trade date. The conversion price will be set below the initial price as indicated in the preliminary terms supplement. The coupon rate will be set within the range indicated in the preliminary terms supplement. These final terms for your note will be e-mailed to you in a final terms supplement.

Airbag Yield Optimization Notes | 9

Hypothetical note terms

Issuer UBS AG

Maturity 6 months Selected by you.

Underlying asset XYZ common stock Selected by you.

Total principal amount $100,000 Selected by you.

Principal amount $1,000 per note

Initial price $25.00 The closing price of the underlying asset on the trade date.

Conversion price $20.00 Equal to 80% of the initial price as selected by you.

Coupon rate 9.60% per annum (4.80% total for 6 months) Within the range indicated in the preliminary terms supplement.

For purposes of this example investment, we will assume that the initial price of the underlying asset is $25.00, the conversion price is $20.00 (80% of $25.00) and the coupon rate is set within the range indicated in your preliminary terms supplement at 9.60% per annum (equivalent to 4.80% total for six months).

8) Coupon payments on your note

UBS will pay you a monthly coupon based on the coupon rate for your notes. Each coupon will be split into two payments as it enters your UBS account, which facilitates the tax reporting for your note as a combination of a debt instrument and a put option.

For purposes of this example investment, you would receive six monthly coupon payments of $800 each (equal to your $100,000 investment multiplied by the 9.60% per annum coupon rate, divided by 12 months). The coupon payments for an actual investment in a note will be based on an 30/360 day count convention.

9) The value of your note prior to maturity

You should be prepared to hold your note to maturity. If you wish to sell your note prior to maturity, you should be aware that the value of your note will fluctuate based on a number of factors, including the performance of the underlying asset, time remaining to maturity, the implied volatility of the underlying asset, dividends paid on the underlying asset, market interest rates, the creditworthiness of UBS, the accrued but unpaid coupon on your note and the fees embedded in the price of your note.

Generally, you should not expect upside movements in the underlying asset to coincide with similar movements in the value of the notes due to limitations on your return potential from the coupon rate and other factors.

On the other hand, declines in the price of the underlying asset may have a significantly negative effect on the value of your note. Prior to maturity, the market value of your note may be significantly less than the principal amount even if the price of the underlying asset is equal to or greater than the conversion price.

UBS expects to maintain a market in its notes for clients who wish to sell their notes prior to maturity. However, UBS is under no obligation to repurchase your note, and the price you receive from UBS may be at a discount to the market value of your note. Because you may not be able to sell your note prior to maturity, you should be prepared to hold your note to maturity. If you are able to sell your note prior to maturity, you may incur a substantial loss even if the price of the underlying asset is above the conversion price at that time.

10) The payment at maturity

The return on your note at maturity will depend upon the final price of the underlying asset on the final valuation date relative to the conversion price. Please remember that any payment on a note, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS is unable to repay its obligations when due, you may lose some or all of your investment in the notes.

10 | Airbag Yield Optimization Notes

Scenario 1: The final price of XYZ stock is $30.00 (a 20%

increase from the initial price).

Over the term of the note, you would have received a total

of $4,800 in coupon payments. Because the final price of

XYZ stock is greater than the conversion price, UBS will

repay the full principal amount of the note in cash at

maturity ($1,000 per note or $100,000 total). The return

on your investment would be 4.8%.

Scenario 2: The final price of XYZ stock is $22.00 (a 12%

decline from the initial price).

Over the term of the note, you would have received a total

of $4,800 in coupon payments. Even though the final price

of XYZ stock is less than the initial price, the final price of

XYZ stock is greater than the conversion price. In this

scenario, UBS will repay the full principal amount of the

note in cash at maturity ($1,000 per note or $100,000

total). The return on your investment would be 4.8%.

Scenario 3: The final price of XYZ stock is $15.00 (a 40%

decline from the initial price). Over the term of the note,

you would have received a total of $4,800 in coupon

payments. Because the final price of XYZ stock is less than

the conversion price and you elected physical settlement

for your notes, UBS will deliver 50 shares of XYZ stock per

note at maturity ($1,000 principal amount divided by $20

conversion price). Since you purchased 100 notes UBS will

deliver a total of 5,000 shares at maturity. As of the final valuation date, those shares would have been worth

$75,000 (25% less than your principal amount). The value

of those shares when you receive them at maturity may

have increased or declined from the final valuation date.

Therefore, your final gain or loss will depend on the value

of the shares at the time you choose to sell them. For

example, if you sell your shares at a time when they are

worth $15.00 per share (or $75,000 total), you would have

lost 25% of your principal amount and, after accounting

for the $4,800 in coupon payments, experienced a total

loss of 20.2% on your investment.

Airbag Yield Optimization Notes | 11

Hypothetical payout on your $100,000 investment

	Final price	Total coupons paid	Payment at maturity (value of shares as of final valuation date)	Return on investment (valued as of final valuation date)
	...	...	...	...
	$30.00	$4,800	$100,000 in cash	4.8%
	$29.00	$4,800	$100,000 in cash	4.8%
	$28.00	$4,800	$100,000 in cash	4.8%
	$27.00	$4,800	$100,000 in cash	4.8%
	$26.00	$4,800	$100,000 in cash	4.8%
Initial price ▶	$25.00	$4,800	$100,000 in cash	4.8%
	$24.00	$4,800	$100,000 in cash	4.8%
	$23.00	$4,800	$100,000 in cash	4.8%
	$22.00	$4,800	$100,000 in cash	4.8%
	$21.00	$4,800	$100,000 in cash	4.8%
Conversion price ▶	$20.00	$4,800	$100,000 in cash	4.8%
	$19.00	$4,800	5,000 shares of stock = $95,000	-0.2%
	$18.00	$4,800	5,000 shares of stock = $90,000	-5.2%
	$17.00	$4,800	5,000 shares of stock = $85,000	-10.2%
	$16.00	$4,800	5,000 shares of stock = $80,000	-15.2%
	$15.00	$4,800	5,000 shares of stock = $75,000	-20.2%
	...	...	...	...
	$0.00	$4,800	5,000 shares of stock = $0	-95.2%

Summary

Airbag Yield Optimization Notes provide the opportunity to earn an enhanced yield for investors willing to accept the downside market risk of individual stocks or ETFs. Therefore, these notes are not meant to be used as substitutes for traditional fixed income investments. By using UBS Equity Investor, your financial advisor can custom-design Airbag Yield Optimization Notes for you across a broad range of parameters to help you meet your investment goals. However, investing in Airbag Yield Optimization Notes involves significant risks and considerations that you should understand. We discuss some of these key investment risks in the next section of this guide.

12 | *Airbag Yield Optimization Notes*

Key investment risks

Investing in Airbag Yield Optimization Notes involves significant risks. Below, we summarize some of the key risks. However, prior to investing in any notes, you should carefully review the more detailed discussion of risks in the base offering documents (available toward the end of this guide) and in the preliminary terms supplement you receive from your financial advisor.

Issuer credit risk

Airbag Yield Optimization Notes are unsubordinated, unsecured debt obligations of UBS AG. Any payment on a note, including any repayment of principal, is subject to the creditworthiness of UBS. If UBS is unable to pay its obligations as they come due, you may lose some or all of your investment in your note.

Risk of loss

You may be exposed to the downside market risk of the underlying asset and may lose all or a substantial portion of their investment depending on how much the underlying asset declines. Because each note may be converted into a number of shares of the underlying asset at the conversion price, any incremental decline in the underlying asset price below the conversion price will result in a proportionately higher loss to the principal amount at maturity. Generally, the higher the coupon rate on a note, the greater the risk of loss on that note.

Potential returns are limited

Potential returns on notes are expected to be limited to the coupons paid. You will not participate in any appreciation of the underlying asset and you will be subject to the risk of a decline in the price of an underlying asset.

Performance prior to maturity. In addition to the performance of the underlying asset, fees embedded in the issue price of a note and market factors that influence the price of bonds and options generally will also influence the value of a note prior to maturity. Therefore, the value of a note prior to maturity may be more or less than its issue price and may be substantially different than the payment expected at maturity. You must hold your note to maturity to receive the stated payout, including any repayment of principal.

Fair value considerations.

The issue price you pay for the notes will exceed their estimated initial value as of the trade date due to the inclusion in the issue price of the underwriting discount, hedging costs, issuance costs and projected profits. As of the close of the relevant markets on the trade date, UBS will determine the estimated initial value of the notes by reference to its internal pricing models and it will be set forth in the relevant final terms supplement. You will also receive an indicative range for the estimated initial value in the preliminary terms supplement. These pricing models incorporate, among other variables, an internal funding rate that is typically lower than the rate UBS pays on conventional debt of a similar term. Use of an internal funding rate generally reduces the economic value of the notes and may adversely affect any secondary market pricing on the notes.

No guarantee of liquidity

No offering of the notes will be listed or displayed on any securities exchange or any electronic communications network. A secondary trading market for the notes may not develop. UBS Securities LLC and other affiliates of UBS may make a market in the notes, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your notes prior to maturity could be at a substantial discount from the issue price to public and to its intrinsic economic value; and as a result, you may suffer substantial losses.

No dividends or voting rights

In owning a note rather than owning the underlying asset directly, you give up certain benefits associated with direct ownership. If the underlying asset pays a dividend, that dividend will not be paid out to you. You also will not have voting rights that direct owners may have.

Airbag Yield Optimization Notes | 13

Potential conflicts

UBS and its affiliates may play a variety of roles in connection with a note, including acting as calculation agent, dealer and hedging UBS’ obligations under the note. In performing these duties, the economic interests of the calculation agent and other UBS affiliates may be adverse to your interests as a note investor. Additionally, our affiliates will derive compensation from sales of the notes.

Taxation

The tax treatment of a note is complex. The base offering documents contain a tax disclosure discussing the expected federal income tax consequences of investing in a note.

Significant aspects of the tax treatment of a note may be uncertain. UBS Financial Services Inc. and its employees do not provide tax advice. You should consult your own tax advisor about your own tax situation before investing in any notes.

14 | Airbag Yield Optimization Notes

Where to find additional information

For additional information about UBS AG, the issuer of the notes, please visit the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. You can also find additional information at www.ubs.com/investors.

The base offering documents for Airbag Yield Optimization Notes consist of the prospectus supplement (including a sample final terms supplement), product supplement and base prospectus. The base offering documents are available by clicking on the links below.

Base offering documents for Airbag Yield Optimization Notes (physical settlement): http://www.sec.gov/Archives/edgar/data/1114446/000119 312514414260/d818839d424b2.htm

Base offering documents for Airbag Yield Optimization Notes (cash settlement only): http://www.sec.gov/Archives/edgar/data/1114446/000119 312514414250/d818835d424b2.htm

Your financial advisor can also send you physical copies of these documents free of charge.

Airbag Yield Optimization Notes | 15

Glossary

Airbag

A feature designed to potentially reduce the downside exposure to underlying asset declines at maturity. See “conversion price” below.

Calculation agent

UBS Securities LLC is the calculation agent for the notes. The calculation agent will have sole discretion in calculating the amounts payable in respect to the notes, and you should be aware of potential conflicts of interest between the calculation agent’s role and your interest as a holder of the notes prior to making an investment.

Conversion price

The conversion price is a specified price of the underlying asset that is below the initial price set forth in the applicable final terms supplement.

Coupon rate

UBS will pay periodic coupons on the notes. The coupon rate is a percentage that expresses the per annum rate of the coupon payments. The frequency of coupon payments and the coupon rate for any particular offering will be specified in the preliminary terms supplement which you will receive prior to making an investment.

Day count convention

The coupon payments on the notes will accrue daily at the coupon rate on the basis of a 30/360 day count convention, which assumes that each month has 30 days and each year has 360 days. This day count convention helps to ensure that the periodic coupon payments are made in equal amounts under most circumstances.

Final price

The final price is the closing price of the underlying asset on the final valuation date, as determined by the calculation agent.

Final valuation date

The final valuation date will be disclosed in the preliminary terms supplement you receive. The final valuation date may be subject to postponement if certain market disruption events occur.

Final terms supplement

The final terms supplement is the document that contains the final terms of your note and will be e-mailed to you on the trade date after the final terms for your note have been set and the trade has been executed.

Initial price

The initial price is the closing price of the underlying asset on the trade date, as determined by the calculation agent. Since you must place your order before the market closes on the trade date, you will not know the exact initial price at that time. The initial price will be disclosed in the final terms supplement.

Issue price

The issue price is the price you pay for your note. The issue price per note will be $1,000.

Implied volatility

Implied volatility of an underlying asset is a forward-looking measure of that asset’s price variation that is derived from the market price of options on that stock or ETF.

Maturity date

The maturity date is the date on which UBS will pay you the cash or deliver shares which you are owed in accordance with the terms of your note. UBS will also pay you the final coupon payment on the maturity date. The maturity date will be disclosed in the preliminary terms supplement and is typically three business days after final valuation date and may be postponed if the final valuation date is postponed.

Preliminary terms supplement

The preliminary terms supplement is the document that summarizes the preliminary terms and conditions of your note as well as certain key risks. You must review and confirm the preliminary terms with your financial advisor before placing your order for your notes.

16 | Airbag Yield Optimization Notes

Share delivery amount

The number of shares per note that may be delivered at maturity, equal the principal amount per note divided by the conversion price.

Trade date

The trade date is the date on which you place your order for a note. On this date, the trade is executed and the initial price, conversion price and coupon rate of your note are fixed.

Underlying asset

The underlying asset may be a common stock or an American depositary share (ADS) of a specific company, or the shares of an ETF.

Airbag Yield Optimization Notes | 17

UBS Financial Services Inc. is a subsidiary of UBS AG.

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement and a prospectus supplement for the notes) with the Securities and Exchange Commission, or SEC, for the offerings to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to the notes that UBS has filed with the SEC for more complete information about UBS and these offerings. You may obtain these documents for free from the SEC website at www.sec.gov. Our Central Index Key, or CIK, on the SEC website is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling 203-719-9410.

18 | Airbag Yield Optimization Notes